Reg. S-K
Item 601
Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Net earnings	$8,151	$4,286	$795	$3,328	$1,557
Income tax expense	3,805	2,059	590	1,997	852
Minority interest in earnings	64	14	53	241	41
Equity in earnings of MidAmerican Energy Holdings Company	(429)	(359)	(134)	(85)	—
Fixed charges*	614	840	1,069	986	773

Earnings available for fixed charges	$12,205	$6,840	$2,373	$6,467	$3,223

Realized investment gains, pretax, included in Earnings available for fixed charges	$4,129	$918	$1,488	$4,499	$1,247

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$472	$725	$968	$916	$715
Rentals representing interest	142	115	101	70	58

	$614	$840	$1,069	$986	$773

Ratio of earnings to fixed charges*	19.88x	8.14x	2.22x	6.56x	4.17x

Ratio of earnings, excluding realized investment gains, to fixed charges*	13.15x	7.05x	0.83x	2.00x	2.56x

*	Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

2003	2002	2001	2000	1999
$337	$551	$775	$786	$586

     Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	2003	2002	2001	2000	1999
Including realized investment gains	42.84x	21.76x	5.44x	28.41x	14.10x
Excluding realized investment gains	27.94x	18.58x	0.37x	5.91x	7.43x